Exhibit 99

TCF 401K Plan

Financial Statements and Supplemental Schedules

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

TCF 401K Plan

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TCF Financial Corporation,
Plan Participants and Plan Administrator of the
TCF 401K Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the TCF 401K Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1991.

Detroit, Michigan
June 29, 2020

TCF 401K PLAN
Statements of Net Assets Available for Plan Benefits

	At December 31,
(In thousands)	2019	2018
Assets:
Investments at fair value	$582,688	$319,243
Notes receivable from participants	3,832	—
Contributions receivable	771	619
Due from broker	—	50
Total assets	$587,291	$319,912

Liabilities:
Distributions payable to participants	$295	$295
Total liabilities	$295	$295

Net assets available for plan benefits	$586,996	$319,617
See accompanying notes to financial statements.

TCF 401K PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
(In thousands)	2019	2018
Investment income (loss):
Dividends	$9,674	$8,603
Net appreciation (depreciation)	69,182	(22,145)
Total investment income (loss)	78,856	(13,542)

Contributions:
Participant	24,300	27,642
Employer - cash	12,378	12,195
Total contributions	36,678	39,837

Distributions:
Distributions and withdrawals	46,440	53,144
Dividends paid to participants	746	750
Total distributions	47,186	53,894
Increase (decrease) prior to transfers from other plan	68,348	(27,599)

Transfer from other plan	199,031	422

Increase (decrease) in net assets available for plan benefits	$267,379	$(27,177)

Net assets available for plan benefits at beginning of year	319,617	346,794
Net assets available for plan benefits at end of year	$586,996	$319,617
See accompanying notes to financial statements.

TCF 401K PLAN
Notes to Financial Statements

Note 1. Accounting Policies

Basis of Presentation

The financial statements of the TCF 401K Plan (the "Plan") have been prepared on the accrual basis of accounting. All investments of the Plan are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The cost of Plan investments sold is determined by the average cost method. Distributions are recorded when paid. The Plan did not previously allow for loans to participants, however, effective March 1, 2020, the Plan will allow participant loans.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires TCF Financial Corporation ("TCF Financial" or the "Plan administrator") to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. These estimates are based on information available to the Plan administrator at the time the estimates are made. Actual results could differ from those estimates.

Plan Merger

On August 1, 2019 (the "Merger Date"), TCF Financial, a Delaware corporation ("Legacy TCF"), merged with and into Chemical Financial Corporation, a Michigan corporation ("Chemical"), with Chemical continuing as the surviving legal corporation (the "Merger"). Upon completion of the Merger, Chemical was renamed TCF Financial Corporation (the "Corporation"). Pursuant to the merger agreement, each share of TCF Financial common stock held in the Plan received 0.5081 shares of TCF Financial's common stock for each share of Legacy TCF common stock held. The Plan was amended to merge the Chemical 401(k) Savings Plan ("Chemical 401K") into and with the TCF 401K Plan on December 31, 2019 (the "transfer date"). Effective December 31, 2019, all participants with an account balance remaining in the Chemical 401(k) Savings Plan were transferred into the TCF 401K Plan. Investments were transferred in-kind to the TCF 401K Plan, including notes receivable from participants, of $199.0 million.

On June 16, 2017, TCF National Bank, a subsidiary of TCF Financial, acquired 100% of the outstanding shares of Equipment Financing & Leasing Corporation. Effective March 1, 2018, the Equipment Financing & Leasing 401(k) Profit Sharing Plan and Trust, along with its assets of $422 thousand, merged into the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Plan provides for investment in TCF Financial common stock through the TCF Financial Stock Fund. As a result of the Merger on August 1, 2019, the legacy TCF Financial common stock was converted into 0.5081 shares of the new TCF Financial Corporation stock. At December 31, 2019, approximately 33% of the Plan’s total assets were invested in the common stock of TCF Financial, compared to approximately 48% at December 31, 2018. The underlying value of the TCF Financial common stock is entirely dependent on the performance of TCF Financial and the market’s evaluation of such performance. On the Merger Date, the shares of Legacy TCF common stock, which previously traded under the ticker symbol "TCF" on the New York Stock Exchange (the "NYSE"), ceased trading on, and were delisted from, the NYSE. Following the Merger, Chemical common stock continues to trade on the Nasdaq Stock Market (“NASDAQ”), while the ticker symbol changed from "CHFC" to "TCF" effective August 1, 2019 along with the name change to TCF Financial Corporation.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The adoption of this ASU will be required beginning with the Plan's Annual Report on Form 11-K for the year ending December 31, 2020. Certain of the amendments require prospective application, while the remainder require retrospective application. Early adoption is allowed either for the entire standard or only the provisions that eliminate or modify the requirements. Management is currently evaluating the potential impact of this guidance on the Plan's disclosures within the notes to financial statements.

Note 2. TCF 401K Plan

The Plan is a defined contribution plan for TCF Financial and its subsidiaries, which are participating employers in the Plan. The Plan is intended to meet the requirements of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an employee stock ownership plan under Section 4975(e) of the Code and a qualified cash or deferred arrangement under Section 401(k) of the Code. A portion of the Plan that is invested in the TCF Financial Stock Fund is the Plan’s stock bonus portion. The TCF Financial Stock Fund is an employee stock ownership plan under Section 4975(e) of the Code, designed to invest primarily in TCF Financial common stock. The portion of the Plan that is not invested in the TCF Financial Stock Fund is the Plan’s profit sharing portion. On January 1, 2020, the TCF Financial Stock Fund stock bonus portion no longer receives new contributions from TCF Financial. Both portions are part of a plan that includes a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan sponsor is TCF Financial. Transamerica Retirement Solutions, LLC was the record-keeper and trustee of the Plan appointed to serve under the trust agreement for the years ended December 31, 2019 and 2018.

Full-time and part-time employees of TCF Financial and its subsidiaries are eligible to participate in the Plan. Participants may elect to invest up to 50% of their covered compensation on a tax-deferred and/or Roth 401K after-tax basis, subject to the annual salary deferral limitation imposed by the Internal Revenue Service (the "IRS"), which was $19,000 and $18,500 in 2019 and 2018, respectively. The Plan allows participants age 50 or older to make "catch up" pre-tax contributions in excess of the IRS limits stated above. The maximum catch-up contribution was $6,000 in both 2019 and 2018.

Employer matching contributions are made in cash, which the Plan uses to buy TCF Financial common stock. These contributions are initially invested in the TCF Financial Stock Fund, but participants may direct investment of employer matching contributions in available mutual funds. Employer matching contributions are made at the rate of $1 per dollar for employees with one or more years of service up to a maximum company contribution of 5% of the employee’s covered compensation per pay period subject to the annual salary deferral limitation imposed by the IRS. Effective January 1, 2020, employer matching contributions will be directed by the participant in available mutual funds and no longer initially invested in TCF Financial common stock. In addition, the employer matching contributions are equal to 100% of the participants contributions up to 5% of the participants eligible compensation for employees who have at least 180 days of service, which is effective January 1, 2020.

All employee contributions are invested in participant directed investments. Participants may elect to invest their employee account balance in any or all of the offered mutual fund investments or the TCF Financial Stock Fund, which is comprised of TCF Financial common stock as well as cash and accrued interest. If a participant does not make a valid investment election with respect to any other contributions, including participant contributions, these contributions will be invested in the TCF Financial Stock Fund. Effective January 1, 2020, if a participant does not make a valid investment election with respect to any other contributions, including participant contributions, these contributions will be invested in the age appropriate target date fund.

TCF Financial, at their discretion, may make additional contributions to the Plan, subject to an overall limit. These additional contributions, if any, are allocated to participants’ matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. To date, no such contributions have been made.

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

Participant contributions and employer matching contributions made subsequent to January 1, 2016 vest immediately and are considered safe harbor matching contributions. The matching contributions will automatically satisfy the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k). Employer matching contributions made prior to January 1, 2016 are subject to a graduated vesting schedule of 20% per year based on the participant’s years of service with full vesting after five years.

The vesting schedule with respect to the Chemical 401K, which was merged into and with the TCF Plan effective December 31, 2019, shall be determined based on the following:

•	As of January 1, 2018, the matching contributions were immediately 100% vested.

•	Matching contributions made prior to January 1, 2018, participants are 100% vested after three years of service.

•
Any 4% non-elective retirement contributions made prior to January 1, 2018, are subject to a graduated vesting schedule of 20% per year based on the participant’s years of service with full vesting after five years.

Participants in the Chemical 401K were able to borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms ranged from 1-5 years. The loans were secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest were paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest. For participant loans that become delinquent and result in default, the amount of the unpaid loan principle and interest due to the Plan will be deemed a distribution. Deemed distributions are reported as a taxable distribution. The TCF Plan did not previously allow for loans to participants, however, effective March 1, 2020 participants will be able to borrow from their participant accounts.

The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986.

Dividends paid on the TCF Financial Stock Fund are reinvested in such fund or, at the election of the participant, may be paid in cash to the participant. Dividends paid from the mutual funds are reinvested in the mutual funds.

Amounts that have been forfeited in accordance with the provisions of the Plan are available to use for payment of various Plan obligations according to the following hierarchy: reinstatement of participant accounts upon rehire, reduction of employer contributions and Plan administration expenses as defined. Other Plan obligations are paid directly by TCF Financial. Administrative expenses, which include trustee, record-keeper, legal and audit fees were paid by TCF Financial and totaled $373 thousand and $495 thousand in 2019 and 2018, respectively. Any remaining forfeiture amounts are retained by the Plan to be used for payment of Plan obligations in future periods.

Each participant may exercise voting rights for the TCF Financial common stock allocated to his or her Plan account. Any shares not voted by Plan participants are voted by the Plan’s Advisory Committee, consisting of members of the TCF Financial Board of Directors' Compensation, Nominating and Corporate Governance Committee.

TCF Financial has reserved the right to amend the Plan at any time, stop offering the Plan to its employees at any time and each participating employer may cease to participate in the Plan. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

Note 3. Income Tax Status

TCF Financial has received a favorable tax determination letter from the IRS dated March 30, 2016, indicating that the Plan qualified under Sections 401(a) and 4975(e)(7) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan’s assets are exempt from federal income tax and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed from the Plan. Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. TCF Financial believes it is no longer subject to income tax examinations for years prior to 2015.

Note 4. Net Appreciation (Depreciation)

The Plan’s investments appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In thousands)	2019	2018
Net appreciation (depreciation):
Realized gains on distributions, sales and share class changes:
TCF Financial Stock Fund(1)	$44,548	$11,132
Mutual funds	5,935	9,235

Change in unrealized appreciation (depreciation) of investments:
TCF Financial Stock Fund(1)	(11,719)	(17,784)
Mutual funds	30,418	(24,728)
Total net appreciation (depreciation)	$69,182	$(22,145)

Note 5. Fair Value Measurement

Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, otherwise known as an "exit price".

At December 31, 2019 and 2018, assets held in trust for the Plan included investments in publicly traded stock and mutual funds categorized as Level 1 and measured on a recurring basis. The fair value of Level 1 assets are based on quotes from independent asset pricing services based on active markets. At December 31, 2019 and 2018, there were no assets measured on a recurring basis categorized as Level 2, which includes valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets, or categorized as Level 3, for which valuations use significant unobservable inputs.

The following is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value:

•
TCF Financial Stock Fund: The TCF Financial Stock Fund includes TCF Financial common stock, cash and accrued interest. TCF Financial common stock is valued at the closing price reported on the NASDAQ as of December 31, 2019 and the New York Stock Exchange as of December 31, 2018. The carrying amount of cash and accrued interest approximate fair value. The TCF Financial Stock Fund has been retrospectively restated to reflect the equivalent number of shares issued in the Merger, see Note 1 for further information.

•
Mutual funds: The mutual funds are valued at the quoted net asset value of shares in the individual mutual funds, which is the readily determinable fair value, as reported on the their relevant stock exchange.

The following table summarizes the Plan’s investment assets measured at fair value on a recurring basis:

	Readily Available Market Prices (Level 1)
	At December 31,
(In thousands)	2019	2018
TCF Financial Stock Fund	$194,022	$151,975
Mutual funds	388,666	167,268
Total investments at fair value	$582,688	$319,243

Note 6. Distribution and Forfeitures

Cash and shares of TCF Financial common stock of $47.2 million and $53.9 million were distributed in 2019 and 2018, respectively.

On a monthly basis, the trustee redeposits all aged distributions that have not been cashed within nine months from date of issuance into the Plan. The Plan received no redeposited distributions from the trustee in 2019 or 2018. The Plan reissued distribution checks to former participants totaling $244 and $1 thousand in 2019 and 2018, respectively. At both December 31, 2019 and 2018, there were $295 thousand of distribution amounts paid to participants by check which had not yet been cashed. These aged distribution payments are shown as a liability reducing net assets available for plan benefits.

Forfeitures of unvested employer matching contributions were used to offset plan obligations as follows:

	Year Ended December 31,
(In thousands)	2019	2018
Total forfeitures during the year	$21	$111
Funds moved to forfeiture account not distributed	4	—
Forfeitures carried over from the previous year	4	4
Forfeitures used to reinstate participant accounts	(1)	(9)
Forfeitures used to fund employer cash contributions	(15)	(102)
Forfeitures to be used to offset future obligations	$13	$4

Forfeitures to be used to offset future obligations are included in the Vanguard Treasury Money Market Investor Shares fund.

Note 7. Reconciliation to Form 5500

Total distributions differ from Form 5500, as filed with the Department of Labor, as follows:

	Year Ended December 31,
(In thousands)	2019	2018
Total distributions reported on the accompanying financial statements	$47,186	$53,894
Less: Amounts allocated to withdrawing participants at the prior year end	—	(9)
Total distributions reported on Form 5500	$47,186	$53,885

Note 8. Party-in-Interest Transactions

Prior to January 8, 2018, the Plan engaged in transactions involving the acquisition or disposition of TCF Financial common stock, therefore, TCF Financial was a party-in-interest. These transactions were covered by an exemption from the "prohibited transactions" provisions of ERISA and the Code. Effective January 8, 2018, the Plan no longer purchases TCF Financial common stock from TCF Financial.

In 2019 and 2018, TCF Financial did not purchase any shares of TCF Financial common stock from the Plan.

In 2018, the Plan purchased 17,594 shares of TCF Financial common stock from TCF Financial for $715 thousand. The shares were purchased at current market prices with no commission fees. The TCF Financial common stock has been retrospectively restated to reflect the equivalent number of shares issued in the Merger, see Note 1 for further information.

Note 9. Subsequent Event

The following amendments were approved to be effective as of January 1, 2020:

•	Employer matching contributions will be directed by the participant in available mutual funds and/or TCF Financial common stock;

•
If a participant does not make a valid investment election with respect to any other contributions, including participant contributions, these contributions will be invested in the age appropriate target date fund;

•	Employer matching contributions are equal to 100% of the participants contributions up to 5% of the participants eligible compensation for employees who have at least 180 days of service;

•	Employer matching contributions vest immediately and are considered safe harbor matching contributions; and

•	Participants are able to borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

In response to The Coronavirus Aid, Relief, and Economic Security Act, the Plan was further amended for qualified individuals effective May 14, 2020. Qualified individuals are those diagnosed with COVID-19 or have a spouse or dependent who have been diagnosed, or who experience “adverse financial consequences” as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic. Qualified individuals may utilize a one-year extension of due dates on 2020 Plan loan repayments and a waiver of the Plan required minimum hardship distributions during 2020. The distributions without tax withholding made during 2020 may be returned to the Plan within three years, or if not returned, will be subject to ordinary taxation.

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, subsequent to December 31, 2019, the Plan’s investments incurred declines in fair value. While the fair value of the Plan’s investments fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

TCF 401K PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

(In thousands, except shares)	At December 31, 2019
Description of Investment including the Identity of Issuer, Borrower or Similar Party and maturity date if applicable	Shares	Cost	Current Value
Corporate Stock:
TCF Financial Stock Fund*	4,145,761	$174,749	$194,022
Mutual Funds:
Vanguard Institutional Index Fund	255,072	55,767	74,029
Vanguard Mid-Cap Index Fund	883,281	28,975	43,051
Vanguard Small-Cap Index Fund	464,840	26,840	36,894
Vanguard Treasury Money Market Investor Shares	21,613,554	21,613	21,613
Vanguard Developed Markets Index Fund	1,258,822	16,521	17,825
Vanguard 2030 Target-Date Funds	6,855,487	17,214	17,219
Vanguard Intermediate-Term Bond Index Fund	1,438,228	16,428	16,985
Principal MidCap Institutional	547,035	16,854	16,909
Vanguard 2025 Target-Date Funds	599,480	14,821	14,825
T. Rowe Price Growth Stock I	199,769	14,641	14,661
Vanguard 2040 Target-Date Funds	556,028	14,384	14,390
Vanguard 2035 Target-Date Funds	475,676	12,124	12,130
Vanguard 2020 Target-Date Funds	470,525	11,342	11,344
Vanguard 2050 Target-Date Funds	411,786	10,793	10,797
Vanguard 2045 Target-Date Funds	397,857	10,407	10,416
Columbia Dividend Income Instl3	327,023	8,120	8,140
Vanguard 2055 Target-Date Funds	246,038	6,473	6,476
Baird Core Plus Bond Inst	515,148	5,960	5,955
Fidelity Puritan	220,425	5,008	5,015
Vanguard International Growth Adm	42,247	4,337	4,343
Vanguard Mid-Cap Value Index Admiral	49,136	3,023	3,036
American Funds New World R6	38,603	2,716	2,720
Vanguard Target-Date Retirement Income Fund	118,158	2,673	2,673
Principal Real Estate Securities Inst	80,513	2,219	2,237
Vanguard 2060 Target-Date Funds	78,483	2,068	2,069
Fidelity Advisor Small Cap Growth Z	72,888	2,004	2,007
Vanguard Short-Term Federal Adm	182,509	1,956	1,958
Federated Instl High Yield Bond R6	158,279	1,573	1,573
Vanguard Short-Term Investment-Grade Adm	141,835	1,522	1,522
Vanguard 2065 Target-Date Funds	55,229	1,332	1,333
JPMorgan Government Bond R6	115,516	1,242	1,239
Vanguard Inflation Protected Secs Adm	44,400	1,150	1,149
Tweedy, Browne Global Value	36,687	1,026	1,027
Vanguard 2015 Target-Date Funds	36,318	835	835
Janus Henderson Small Cap Value N	11,771	270	271
Total Mutual Funds		344,231	388,666
Total investments, at fair value			$582,688
Participant Loans:
Participant loans, Interest rate range: 3.16% to 6.25% with various maturity dates through December 2024	—	—	$3,832
*Party-in-interest. The TCF Financial Stock Fund has been retrospectively restated as of August 1, 2019 to reflect the equivalent number of shares issued in the Merger, see Note 1 for further information.
See accompanying Report of Independent Registered Public Accounting Firm.

TCF 401K PLAN
Schedule H, line 4j - Schedule of Reportable Transactions

Series of Transactions (Involving One Security) Which Exceed 5% of Plan Assets

(In thousands, except number of purchases and sales)	Year Ended December 31, 2019
	Number of		Amount of
Description of Asset	Purchases	Sales	Purchases	Sales	Cost	Net Gain

Total TCF Financial Stock Fund*	106	723	$203,058	$193,840	$149,292	$44,548
*Party-in-interest. The TCF Financial Stock Fund has been retrospectively restated to reflect the equivalent number of shares issued in the Merger, see Note 1 for further information.
See accompanying Report of Independent Registered Public Accounting Firm.